Exhibit 99.9

FORM OF
INSTRUCTIONS AS TO USE OF
ROUSE PROPERTIES, INC. SUBSCRIPTION RIGHTS CERTIFICATES

CONSULT EAGLE ROCK PROXY ADVISORS LLC,
OUR INFORMATION AGENT, AS TO ANY QUESTIONS

The following instructions relate to a rights offering (the “Rights Offering”) by Rouse Properties, Inc., a Delaware corporation (the “Company”), to the holders of record (the “Record Holders”) of its common stock, par value $0.01 per share (the “Common Stock”), as described in the Company’s Prospectus, dated February [•], 2012 (the “Prospectus”).  Record Holders of Common Stock at the close of business, on February 13, 2012 (the “Record Date”) will receive transferable subscription rights (the “Rights”) to subscribe for and purchase shares of the Company’s Common Stock (the “Underlying Shares”).  An aggregate of 13,333,333 Underlying Shares are being offered by the Prospectus.  Each Record Holder will receive one Right for every share of Common Stock owned of record as of the close of business on the Record Date.

The Rights will expire, if not exercised, by 5:00 p.m., New York City time, on March [•], 2012, unless extended by the Board of Directors of the Company (as so extended, the “Expiration Date”).  After the Expiration Date, unexercised Rights will be null and void.  The Company will not be obligated to honor any purported exercise of Rights received by American Stock Transfer & Trust Company, LLC (the “Subscription Agent”) after 5:00 p.m., New York City time, on the Expiration Date, regardless of when the documents relating to such exercise were sent.  The Board of Directors of the Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent on or before the Expiration Date, followed by a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”).

Each Right allows the holder thereof to subscribe for 0.375094056 shares of Common Stock (the “Basic Subscription Right”) at the cash price of $15.00 per whole share (the “Subscription Price”).  Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering.  Fractional shares will be rounded down to the nearest whole number.  As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,000 subscription rights pursuant to your Basic Subscription Right that would entitle you to purchase 375 shares of common stock (375.094056 rounded down to the nearest whole share) at a subscription price of $15.00 per whole share.

In addition, each holder of Rights who exercises its Basic Subscription Right in full will be eligible to subscribe (the “Over- Subscription Privilege”), at the same Subscription Price of $15.00 per whole share, for additional shares of Common Stock if any Underlying Shares are not purchased by other holders of Rights under their Basic Subscription Rights as of the Expiration Date (the “Excess Shares”).  Each holder of Rights may exercise its Over-Subscription Privilege only if such holder exercised its Basic Subscription Right in full and other holders of Rights do not exercise their Basic Subscription Rights in full and such exercise would not cause such holder to own shares in excess of the Ownership Limit (as described in the Prospectus).  If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Privileges in proportion to the number of shares of Common Stock owned by such Right holder on the Record Date, relative to the number of shares of Common Stock owned on the Record Date by all Right holders exercising their Over-Subscription Privilege.  If this pro rata allocation results in any person receiving a greater number of Excess Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Excess Shares for which the person over-subscribed or that would not be in excess of the Ownership Limit, and the remaining Excess Shares will be re-allocated among all other persons exercising the Over-Subscription Privilege or a number of shares in excess of the Ownership Limit on the same pro rata basis described above.  The proration process will be repeated until all Excess Shares have been allocated.  For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Rights under the Basic Subscription Right in full if they subscribe for the maximum number of whole Underlying Shares available under their Basic Subscription Right.  See “The Rights Offering—Subscription Rights” in the Prospectus.

The Company has entered into a backstop agreement with an affiliate of Brookfield Asset Management Inc. (“Brookfield”), who, together with its consortium members, beneficially owns approximately 37.53% of the outstanding Common Stock prior to giving effect to the Rights Offering.  Pursuant to the backstop agreement, subject to the terms and conditions thereof, Brookfield has agreed to exercise its Basic Subscription Right and to purchase from us, at the Subscription Price, unsubscribed shares of Common Stock in the Rights Offering such that gross proceeds of the Rights Offering will be no less than $200.0 million.

Do not send the Subscription Rights Certificate or payment to the Company.  If you wish to participate in the Rights Offering, the Subscription Agent must receive your completed Subscription Rights Certificate, with full payment of the total subscription amount, including final clearance of any uncertified personal checks, before 5:00 p.m., New York City time, on the Expiration Date, unless delivery of the Subscription Rights Certificate is effected pursuant to the guaranteed delivery procedures described below.  Once you have exercised your Rights, you cannot revoke the exercise of your Rights.  If you do not exercise your Rights before the Expiration Date, then they will expire and you will have no further rights under them.

The number of Rights to which you are entitled is printed on the face of your Subscription Rights Certificate.  You should indicate your wishes with regard to the exercise of your Rights by completing the appropriate portions of your Subscription Rights Certificate and returning the certificate to the Subscription Agent in the envelope provided pursuant to the procedures described in the Prospectus.

EXCEPT AS DESCRIBED UNDER “GUARANTEED DELIVERY PROCEDURES,” THE COMPLETED AND EXECUTED SUBSCRIPTION RIGHTS CERTIFICATE, WITH FULL PAYMENT FOR ALL OF THE SHARES THAT YOU INTEND TO SUBSCRIBE FOR PURSUANT TO THE BASIC SUBSCRIPTION RIGHT AND THE OVER-SUBSCRIPTION PRIVILEGE, INCLUDING FINAL CLEARANCE OF ANY UNCERTIFIED PERSONAL CHECKS, MUST BE RECEIVED BY THE SUBSCRIPTION AGENT BEFORE 5:00 P.M., EASTERN STANDARD TIME, ON MARCH [•], 2012, THE EXPIRATION DATE.  ONCE A

RECORD HOLDER HAS EXERCISED ANY RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED (UNLESS THE COMPANY IS REQUIRED BY LAW TO PERMIT REVOCATION).  SUBSCRIPTION RIGHTS THAT ARE NOT EXERCISED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE WILL EXPIRE WITHOUT VALUE.

1.      Method of Subscription—Exercise of Rights.

To exercise your Rights, complete your Subscription Rights Certificate and mail it in the envelope provided or otherwise deliver the properly completed and executed Subscription Rights Certificate, together with payment in full of the total required subscription amount for all of the shares you intend to subscribe for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent, by the Expiration Date, unless delivery is effect pursuant to the guaranteed delivery procedures described below.  Completed Subscription Rights Certificates and related payments must be received by the Subscription Agent no later than 5:00 p.m., New York City time, on the Expiration Date, unless delivery is effected pursuant to the guaranteed delivery procedures described below.  Your full payment will be held in a segregated account to be maintained by the Subscription Agent.

Your payment of the subscription price must be made in U.S. dollars and must be delivered in one of the following ways:

•                  uncertified check, certified check, postal, telegraphic or express money order or bank draft drawn on a bank or branch located in the U.S. and payable to “American Stock Transfer & Trust Company, LLC”; or

•                  wire transfer using the following wire instructions:

Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, LLC, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354624 American Stock Transfer, LLC Rouse Properties, Inc., with reference to the rights holder’s name.

Payments will be deemed to have been received upon clearance of any uncertified personal check or bank draft or receipt by the Subscription Agent of any wire transfer of immediately available funds.  If you pay by uncertified check, please note that your payment may take five (5) or more business days to clear.  Accordingly, if you wish to pay your subscription amount by means of uncertified check, we urge you to deliver your payment to the Subscription Agent sufficiently in advance of the Expiration Date to ensure that your payment is received and clears by the expiration of the Rights Offering period.

The completed Subscription Rights Certificate and full payment of the total subscription amount, except where a wire transfer is being used as the method of payment, or, if applicable,

notices of guaranteed delivery, must be delivered to the Subscription Agent by the method described below:

By mail, hand delivery or overnight courier:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York  11219

Delivery to any address or by a method other than those set forth above will not constitute valid delivery.

If you have any questions, require assistance regarding the method of exercising Rights or require additional copies of relevant documents, please contact our information agent for the rights offering, Eagle Rock Proxy Advisors, LLC, by calling (855) 253-1576 toll-free.

When making arrangements with your bank or broker for the delivery of funds on your behalf, you may also request such bank or broker to exercise the Subscription Rights Certificate on your behalf.

Banks, brokers, and other nominee holders of Rights who exercise the Basic Subscription Right and the Over-Subscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Over-Subscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Over-Subscription Privilege, by each beneficial owner of Rights (including such nominee itself) on whose behalf such nominee holder is acting.  If more Excess Shares are subscribed for pursuant to the Over-Subscription Privilege than are available for sale, the Excess Shares will be allocated, as described above, among beneficial owners exercising the Over-Subscription Privilege in proportion to such owners’ request of Rights pursuant to the Over-Subscription Privilege.

If the aggregate Subscription Price paid by you is insufficient to purchase the number of Underlying Shares subscribed for, or if no number of Underlying Shares to be purchased is specified, then you will be deemed to have exercised your Rights under the Basic Subscription Right to purchase Underlying Shares to the full extent of the payment tendered, subject to the availability of Excess Shares under the Over-Subscription Privilege and the elimination of fractional shares.

If you exercised you Over-Subscription Privilege and are allocated less than all of the shares of our Common Stock for which you wished to subscribe, your excess payment will be returned to you by mail, without interest or deduction, as soon as practicable after the Expiration Date and after all pro rata allocations and adjustments contemplated by the terms of the Rights Offering have been effected.

2.      Issuance of Common Stock.

Promptly following the expiration of the Rights Offering and the valid exercise of Rights pursuant to the Basic Subscription Right and Over-Subscription Privilege, and after all pro rata allocations and adjustments contemplated by the terms of the Rights Offering have been effected, the following deliveries and payments will be made in the form of a credit to your account, unless you provide instructions to the contrary in your Subscription Rights Certificate:

(a)           Basic Subscription Right:  The Subscription Agent will deliver to each exercising Rights holder the number of shares of Common Stock purchased pursuant to the Basic Subscription Right.  See “The Rights Offering—Subscription Rights—Basic Subscription Right” in the Prospectus.

(b)           Over-Subscription Privilege:  The Subscription Agent will deliver to each Rights holder who validly exercises the Over-Subscription Privilege the number of shares of Common Stock, if any, allocated to such Rights holder pursuant to the Over-Subscription Privilege.  See “The Rights Offering—Subscription Rights—Over-Subscription Privilege” in the Prospectus.

(c)           Excess Cash Payments:  The Subscription Agent will mail to each Rights holder who exercises the Over-Subscription Privilege any excess amount, without interest or deduction, received in payment of the Subscription Price for Excess Shares that are subscribed for by such Rights holder but not allocated to such Rights holder pursuant to the Over-Subscription Privilege.  See “The Rights Offering—Subscription Rights—Return of Excess Payments” in the Prospectus.

3.      Sale or Transfer of Rights.

The Rights will be transferable during the course of the subscription period, and we expect the Rights to trade on the New York Stock Exchange under the symbol “RSE RT.” The Rights will cease trading at 4:00 pm, New York City time, on the last trading day preceding the Expiration Date, at which time they will cease to have value.  As a result, you may transfer or sell your Rights if you do not want to purchase any shares of our Common Stock.  However, the Rights are a new issue of securities with no prior trading market, and there can be no assurances provided as to the liquidity of the trading market for the Rights or their market value.

If you are a beneficial owner of shares of Common Stock on the Record Date or will receive your Rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the Rights Offering.  If you wish to sell your Rights through your broker, custodian bank or other nominee, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received prior to 4:00 p.m., New York time, on March [•], 2011, the last business day prior to the Expiration Date.  If you sell your Rights through your broker, custodian bank or other nominee your sales proceeds will be the actual sales price of your Rights less any applicable broker’s commission, taxes or other fees.

If you are a Record Holder of a Rights Certificate you may take your Rights Certificate to a broker and request to sell the Rights represented by the Certificate.  The broker will instruct you as to what is required to sell your Rights.

4.      Commissions, Fees, and Expenses.

The Company will pay all fees charged by the Subscription Agent and the Information Agent related to their acting in such roles in connection with the Rights Offering.  However, all commissions, fees, and other expenses (including brokerage commissions and fees and transfer taxes) incurred in connection with the exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees, or expenses will be paid by the Company, the Information Agent, or the Subscription Agent.

5.      Execution.

(a)           Execution by Registered Holder.  The signature on the Subscription Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Rights Certificate without any alteration, enlargement or change whatsoever.  Persons who sign the Subscription Rights Certificate in a representative or other fiduciary capacity on behalf of a registered holder must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.

(b)           Signature Guarantees.  If you are neither a registered holder (or signing in a representative or other fiduciary capacity on behalf of a registered holder) nor an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, your signature must be guaranteed by such an eligible institution.

6.      Method of Delivery to Subscription Agent.

The method of delivery of Subscription Rights Certificates and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Rights holder, but, if sent by mail, it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and the clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date.  Any uncertified check used to exercise the Rights must clear the appropriate financial institutions before 5:00 p.m., New York City time on the Expiration Date.  The clearinghouse may require five or more business days.  Accordingly, holders who wish to pay the subscription price by means of an uncertified check should make payment sufficiently in advance of the expiration of the rights offering to ensure that the payment is received and clears by that date.

7.      Guaranteed Delivery Procedures

If you wish to exercise your Rights, but you will not be able to deliver your Subscription Rights Certificate to the Subscription Agent prior to the Expiration Date, then you may nevertheless exercise the Rights if before the Expiration Date, the Subscription Agent receives:

• payment for the number of Underlying Shares you subscribe for pursuant to your Right; and

• a guarantee notice from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or FINRA, or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the Subscription Agent of the Subscription Rights Certificate evidencing the Rights to be exercised within three (3) trading days following the date of that notice; and

• within this three (3) trading day period, the Subscription Agent receives the properly completed Subscription Rights Certificate.

You may deliver the guarantee notice referred to above to the Subscription Agent in the same manner as you would deliver the Subscription Rights Certificate. You should refer to the form titled “Notice of Guaranteed Delivery For Subscription Rights Certificate,” which has been provided with the these instructions.

8.      Special Provisions Relating to the Delivery of Rights through the Depository Trust Company.

In the case of Rights that are held of record through the Depository Trust Company (the “Book-Entry Transfer Facility”), exercises of the Basic Subscription Right and of the Over-Subscription Privilege may be effected by instructing the Book-Entry Transfer Facility to transfer Rights from the Book-Entry Transfer Facility account of such holder to the Book-Entry Transfer Facility account of the Subscription Agent, together with certification as to the aggregate number of Rights exercised and the number of Underlying Shares thereby subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege by each beneficial owner of Rights on whose behalf such nominee is acting, and payment of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege.

9.      Determinations Regarding the Exercise of Your Rights

We will decide, in our sole discretion, all questions concerning the timeliness, validity, form, and eligibility of the exercise of your Rights.  Any such determinations by us will be final and binding.  We, in our sole discretion, may waive, in any particular instance, any defect or irregularity or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine.  We will not be required to make uniform determinations in all cases.  We may reject the purported exercise of any of your Rights.  We will not accept any exercise of Rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

Neither we, nor the Subscription Agent or Information Agent will be under any duty to notify you of any defect or irregularity in connection with your submission of Subscription Rights Certificates, and we will not be liable for failure to notify you of any defect or irregularity.  We reserve the right to reject your exercise of Rights if we determine that your exercise is not in accordance with the terms of the Rights Offering, as set forth in the Prospectus and these Instructions for Use, or in proper form.  We will also not accept the exercise of your Rights if our issuance of shares of our Common Stock to you could be deemed unlawful under applicable law.